Exhibit 99.2

ALMADEN MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
June 30, 2016

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") for Almaden Minerals Ltd. ("Almaden" or the "Company") has been prepared based on information known to management as of August 8, 2016.  This MD&A is intended to help the reader understand the condensed consolidated interim audited financial statements of Almaden.

Management is responsible for the preparation and integrity of the condensed consolidated interim financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management also ensures that information used internally or disclosed externally, including the condensed consolidated interim financial statements and MD&A, is complete and reliable.

The Company's board of directors follows recommended corporate-governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board's audit committee meets with management regularly to review the condensed consolidated interim financial statements, including the MD&A, and to discuss other financial, operating and internal-control matters.

All currency amounts are expressed in Canadian dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This document may contain "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements").  These forward-looking statements are made as of the date of this document and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by law.

Forward-looking statements relate to future events or future performance and reflect Company management's expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology.  By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Such factors include, among others, risks related to actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of mineral resources; possible variations in ore reserves, grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The following forward looking statements have been made in this MD&A.

•	The Company notes that its cash resources are adequate to meet its working capital and mineral exploration needs for at least the next year;
•	Continuous development work on the Tuligtic project;
•	The Company has estimated the possible effect of changes in interest rates and exchange rates on its future operations;
•	The Company discusses its view of future trends in the metal prices; and
•	The Company summarizes its future activities in the Outlook section.

ADDITIONAL INFORMATION

Financial statements, MD&A's and additional information relevant to the Company and the Company's activities can be found on SEDAR at www.sedar.com, on the EDGAR section of the United States Securities and Exchange Commission's website at www.sec.gov, and/or on the Company's website at www.almadenminerals.com.

HIGHLIGHTS

During the quarter ended June 30, 2016, all of the Company's efforts were focused on the Ixtaca gold/silver project in Puebla State, Mexico.

Technical Work

During the quarter, Almaden filed an amended NI 43-101 Technical Report titled "Preliminary Economic Assessment of the Ixtaca Project", which provides further detail to its December 9, 2015 press release summarizing the results of integrating the Rock Creek Mill and a smaller, higher grade, payback focused pit on potential mine economics.

On May 25, 2016, the Company announced that it had raised $4.4 million by way of a non-brokered private placement.  The private placement involved the issuance of 3,229,082 units ("Units") at $1.35 per Unit.  Each Unit consisted of one common share and one-half of one non-transferable common share purchase warrant (each such whole share purchase warrant, a "Warrant").  Each Warrant allows the holder to purchase one common share of the Company at a price of $2.00 per share until November 25, 2018.

On June 13, 2016, Almaden updated shareholders on progress towards producing a pre-feasibility study at Ixtaca, and provided an overview of the exploration drilling plans at the Tuligtic property.

Community Programs

The Company remained actively engaged in the local communities, continuing the outreach through its permanent community office in Santa Maria and its mobile information module. In addition, as part of its efforts to educate local people about the mining industry, as at the date of this report the Company had taken a total of approximately 380 people on nineteen separate mine tours.

OUTLOOK

Almaden has sufficient cash on hand to conduct its development plans for the next fiscal year at Ixtaca.  The updated National Instrument (NI) 43-101 Mineral Resource Estimate on the Ixtaca Zone released January 22, 2014 and the Amended PEA Report dated April 13, 2016 will now be the starting point for on-going engineering studies aimed to result in a Pre-Feasibility Study ("PFS").

Advanced engineering studies will be the emphasis of this year's work program, as well as preparations necessary to advance permitting activities for the Ixtaca project.  The Company is also conducting an exploration drill program to test for additional high grade vein structures immediately adjacent to known mineralisation and the Amended PEA pit.

Background

Almaden is an exploration stage company engaged in the exploration and development of the Ixtaca Gold/Silver mineral property in Mexico.  The Company's common stock is quoted on the NYSE MKT under the trading symbol AAU and on the Toronto Stock Exchange under the symbol AMM.

Overview

Company Mission and Focus

Almaden is focused on advancing its Ixtaca gold/silver deposit, located in Puebla State, Mexico, through advanced engineering studies.

Qualified Person

Morgan Poliquin, P.Eng., a qualified person under the meaning of National Instrument 43-101 ("NI 43-101") and the President, Chief Executive Officer and Director of Almaden, has reviewed and approved the technical contents in this MD&A.

Use of the terms "Mineral Resources" and "Mineral Reserves"

Any reference in this MD&A to Mineral Resources does not mean Mineral Reserves.
Under NI 43-101, a Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resources are sub-divided, in order of increasing geologic confidence, into Inferred, Indicated and Measured categories.  An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

The terms "Mineral Reserve," "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards.  These definitions differ from the definitions in SEC Industry Guide 7 under the U.S. Securities Act.  Under SEC Industry Guide 7, a reserve is defined as part of a mineral deposit which could be economically and legally extracted or produced at the time the reserve determination is made.  Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms "Mineral Resource," "Measured Mineral Resource," "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  "Indicated Mineral Resource" and "Inferred Mineral Resource" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all, or any part, of an Indicated Mineral Resource or Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.  Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A filed herewith or incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under United States federal securities laws and the rules and regulations promulgated thereunder.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND
MINERAL RESERVE ESTIMATES
Cautionary Note – The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Almaden Minerals Ltd. uses certain terms such as "measured", "indicated", "inferred", and "mineral resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

Mineral Properties

The following is a brief description of the principal mineral property owned by the Company.  Additional information can be obtained from Almaden's website www.almadenminerals.com.

Ixtaca (Tuligtic) – Mexico
100% owned, subject to 2% NSR royalty held by Almadex Minerals Limited

Location and Ownership

The property lies within the Trans Mexican Volcanic Belt about 120 kilometres southeast of the Pachuca gold/silver deposit which has reported historic production of 1.4 billion ounces of silver and 7 million ounces of gold.  The Tuligtic property, located in Puebla State, was acquired by staking in 2001 following prospecting work carried out by the Company in the area.  Since that time, Almaden has had agreements to develop the property with three separate parties, all of whom relinquished all rights to the property and none of whom conducted work on the Ixtaca zone.  The Ixtaca zone is located along a trend of shallowly eroded epithermal systems that Almaden has identified in eastern Mexico.

Recent Updates

Amended Preliminary Economic Assessment
On January 22, 2016, Almaden filed a NI 43-101 Technical Report titled "Preliminary Economic Assessment of the Ixtaca Project", which provides further detail to its December 9, 2015 press release summarizing the results of integrating the Rock Creek Mill and a smaller, higher grade, payback focused pit on potential mine economics. Almaden subsequently filed an amended technical report on SEDAR on April 13, 2016 (the "Amended PEA"), however the amendments were not material changes and the Report's data, inputs, interpretation, conclusions and results all remain unchanged.
The Amended PEA follows the historical PEAs released in 2014 and 2015 ("Historical PEAs") which evaluated larger throughput development alternatives.  The primary reasons for providing an update to the Historical PEAs were to show the impact of significantly reduced initial capital cost on project economics and, given the significant decrease in precious metals prices, to demonstrate the viability of a mine plan which focuses on the near surface high grade limestone hosted portions of the Ixtaca Zone deposit.
This mine plan is a smaller high grade scenario that still allows for expansion into a larger production scenario similar to those described in Almaden's Historical PEA studies.  In addition, the Amended PEA incorporates the optioned Rock Creek mill as well as results from various engineering studies related to the project which had been conducted since the Historical PEAs were completed. The Amended PEA incorporates:

•	The same resource model as the Historical PEAs;
•	The Rock Creek Mill, which was optioned by the Company in October, 2015, with average throughput of 7,500 tonnes per day;
•	A smaller, near surface and payback focussed pit;
•	A mine production schedule which targets higher grades earlier;
•	Optimised waste placement and tailings management facilities;
•	A 2% NSR held by Almadex Minerals Limited.
This Amended PEA is preliminary in nature as it includes inferred mineral resources which are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves. There is no certainty that the Amended PEA forecasts will be realized or that any of the resources will ever be upgraded to reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
Geology and Mineral Resources
The Ixtaca deposit is an epithermal gold-silver deposit, mostly hosted by veins in limestone and shale basement rocks with a minor component of disseminated mineralisation hosted in overlying volcanic rocks. In the Historical PEAs the limestone host rock comprised approximately 73% of the metal produced, volcanic 19% and blackshale 8%. In the Amended PEA, limestone comprises 91% of the metal produced, volcanic 7% and blackshale 2% on a gold-equivalent basis using a 72:1 silver to gold ratio.
On January 31, 2013 the Company announced a maiden resource on the Ixtaca Zone.  Since that time drilling has been focused on expanding and infilling the known resource base for the Historical PEA which utilised the NI 43-101 Compliant Updated Mineral Resource Estimate released January 22, 2014, performed by Gary Giroux, P.Eng., qualified person under the meaning of NI 43-101, and summarised in Table 3 below.  The data available for the resource estimation consisted of 423 drill holes assayed for gold and silver. The estimate was constrained by three dimensional solids representing different lithologic and mineralized domains.  Of the total drill holes 400 intersected the mineralized solids and were used to make the resource estimate.  Capping was completed to reduce the effect of outliers within each domain. Uniform down hole 3 meter composites were produced for each domain and used to produce semi-variograms for each variable. Grades were interpolated into blocks 10 x 10 x 5 meters in dimension by Ordinary kriging. Specific gravities were determined for each domain from drill core.  Estimated blocks were classified as either Measured, Indicated or Inferred based on drill hole density and grade continuity.  Wireframes constraining mineralised domains were constructed based on geologic boundaries defined by mineralisation intensity and host rock type. Higher grade zones occur where there is a greater density of epithermal veining.  These higher grade domains have good continuity and are cohesive in nature.

MEASURED RESOURCE							
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000		
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.3	44,550,000	0.48	30.28	1.07	682	43,370	1,527
0.5	30,420,000	0.61	39.44	1.38	599	38,570	1,350
0.7	22,300,000	0.73	48.02	1.67	526	34,430	1,196
1.0	15,620,000	0.88	58.66	2.03	444	29,460	1,017
2.0	6,000,000	1.33	86.54	3.01	256	16,690	581
INDICATED RESOURCE							
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000		
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.3	108,520,000	0.38	20.78	0.79	1,336	72,500	2,749
0.5	62,250,000	0.52	28.92	1.09	1,043	57,880	2,172
0.7	39,350,000	0.65	37.12	1.37	824	46,960	1,738
1.0	23,750,000	0.81	47.12	1.73	621	35,980	1,322
2.0	5,880,000	1.39	72.89	2.81	263	13,780	532
INFERRED RESOURCE							
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000		
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.3	42,490,000	0.36	17.58	0.70	488	24,020	956
0.5	22,150,000	0.50	25.14	0.99	355	17,900	704
0.7	13,400,000	0.63	31.66	1.25	273	13,640	539
1.0	7,620,000	0.80	39.85	1.57	195	9,760	385
2.0	1,200,000	1.18	73.69	2.61	45	2,840	101

Table 1- Ixtaca Zone NI 43-101 Measured, Indicated and Inferred Mineral Resource Statement with the Base Case 0.5 g/t AuEq Cut-Off highlighted from January 22nd 2014 Resource Statement.  Also shown are the 0.3, 0.7, 1.0 and 2.0 g/t AuEq cut-off results. AuEq calculation based on three year trailing average prices of $1540/oz gold and $30/oz silver.
Production and Processing
The Ixtaca gold-silver project in the Amended PEA is planned as an open pit mining operation using contractor mining. Estimated mining inventory is comprised of 179 million tonnes of rock and 36 million tonnes of mill feed with an average mill feed grade of 0.76 grams per tonne gold and 47 grams per tonne silver.  A total of 724 thousand ounces of gold and 48.8 million ounces of silver would be produced over the 13 year mine life.  The Amended PEA includes the Rock Creek process plant to produce gold and silver doré on site.  The process plant includes conventional crushing, grinding, gravity, flotation, and concentrate leaching. Process reagents will be removed from process plant tailings prior to placement in a tailings management facility ("TMF"). The following table summarizes the production and processing parameters:

Total Mill Feed Material*	35.5 Million tonnes**
Processing Rate	7,500 tonnes per day
Life of Mine (LOM) Strip Ratio	5 : 1***
	Gold	Silver
Average Mill Feed Grade	0.76 g/t	47.5 g/t
Average Process Recoveries	90%	84%
Average Annual Production LOM (ounces)	55,660	3,754,000
Total Production (ounces)	723,580	48,806,000
*	The mill feed tonnes in the mine plan include Inferred Resources. The reader is cautioned that Inferred Resources are considered too speculative geologically to have economic considerations applied to them that would enable categorization as Mineral Reserves. There is no certainty that Inferred Resources will ever be upgraded to Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
**	The cut-off grade used to calculate the mill feed is NSR>=$20/t. NSR is calculated using the following formula: NSR = [Au(g/t) * Au recovery (%) * 36.55] + [Ag(g/t) * Ag recovery (%) * 0.46]
***	The strip ratio includes 13 million tonnes of stockpiled material not processed in this Amended PEA that averages 0.31 g/t Au and 45 g/t Ag as waste. Should this material be processed the ultimate strip ratio would be 3:1.
Capital and Operating Costs
The total estimated initial capital cost for the Ixtaca gold-silver project is US$100.2 million and sustaining capital is $24 million over the mine life ("LOM").  The estimated LOM operating costs are US$26.99 per tonne mill feed.
The following tables summarize the cost components:
Initial Capital Costs (US$ Millions)
Site Infrastructure	$15.3
TMF and Water Management	$9.6
Mining	$25.1
Process Plant, Doré Plant and Conveyor	$28.0
Indirects, EPCM, Contingency and Owner's Costs	$22.2
Total	$100.2

Projected Operating Costs (US$)

Mining Costs	$2.19	$/tonne mined
Mining Costs	$11.63	$/tonne milled
Processing	$13.73	$/tonne milled
G&A	$1.54	$/tonne milled
Life of Mine TMF management	$0.09	$/tonne milled
Total	$26.99	$/tonne milled

Economic Results and Sensitivities
A summary of financial outcomes comparing base case metal prices to two alternative metal price situations is presented below. The Amended PEA base case prices are derived from a combination of spot prices and current common peer usage.  The Alternate Case prices represent a discount to the lowest sustained metal prices over the previous three years. The 3 year trailing average prices represent the upside potential should metal prices regain their previous strength.
Summary of Ixtaca Gold-Silver Economic Results and Sensitivities (US$ Million)

	Alternate Case		Base Case		3 Yr trailing Average
	Pre-Tax	After- Tax	Pre-Tax	After- Tax	Pre-Tax	After- Tax
Gold Price ($/oz)	$1000		$1150		$1300
Silver Price ($/oz)	$14		$16		$20
Net Cash Flow	$235	$149	$435	$280	$731	$470
NPV (5% discount rate)	$132	$78	$266	$166	$464	$293
Internal Rate of Return (%)	24%	18%	39%	30%	57%	44%
Payback (years)	3.3	3.9	2.3	2.6	1.6	2.0
The economic results are based on the mill feed tonnages in the selected ultimate pit. The mill feed tonnages include Inferred Resources. The reader is cautioned that Inferred Resources are considered too speculative geologically to have the economic considerations applied to them that would enable categorization as Mineral Reserves. There is no certainty that Inferred Resources will ever be upgraded to Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
Rock Management, Environment and Community
Almaden recognises the paramount importance of protecting the environment to facilitate the development of a sustainable project. Knight Piésold Ltd. ("KP") has been retained to help the Company with long lead item studies concerning environmental monitoring, assessment and permitting matters. Almaden established the following environmental objectives for the Project:
•	Protect surface and ground water quality;
•	Incorporate environmental enhancement opportunities into the mine and final reclamation plans;
•	Minimize the project footprint.
In order to achieve these objectives Almaden and KP have instituted the following management strategies towards the submission of a Mexican Environmental Impact Statement.
Water Management
Almaden with KP has developed a comprehensive water monitoring strategy including the commencement of a hydrometric and climate monitoring program, and the drilling of water measurement wells. The latest assessment of regional weather patterns suggest that management of rainfall and runoff from within the project area will provide sufficient water for operations for the Ixtaca mine plan. Currently local communities use existing water supplies that come from natural springs located at higher elevations and upstream of the Ixtaca deposit. Stream flow upstream of the project will be either diverted around or collected, potentially creating a new fresh water supply source for local use, or used for mining and milling processes and before any would be discharged it would be treated to meet environmental guidelines.

Management of Rock
The limestone host rock, which constitutes a large portion of the total waste rock, has buffering capacity.  Geochemical characterization of site materials has confirmed that waste rock is not expected to be net acid producing.
Environmental Monitoring
Groundwater monitoring to ensure compliance with all applicable best management practice (BMP) technologies is a fundamental component of the Project.  Flora and fauna studies have been completed.
Community
The Ixtaca deposit and any potential mining operation will be located in an area previously logged or cleared. Existing land use in the project area is minimal.  The Company has employed up to 70 local people in its drilling program who live local to the Ixtaca deposit. Local employees have made up virtually all the drilling staff, and have been trained on the job.  The Company has implemented a comprehensive science based and objective community relations and education program for employees and all local stakeholders to transparently explain the exploration program underway as well as the potential impacts and benefits of any possible future mining operation at Ixtaca.  The Company regards the local communities to be major stakeholders in the Ixtaca deposit's future along with the Company's shareholders.  Every effort is being made to create an open and clear dialogue with our stakeholders to ensure that any possible development scenarios that could evolve from the anticipated future studies are properly understood and communicated throughout the course of the Company's exploration and development program. The Company invites all interested parties to visit www.almadenminerals.com to find out more about our community development, education and outreach programs.
Metallurgical Gold and Silver Test Work
Almaden has previously reported preliminary metallurgical test results (for details consult Almaden's news release of January 31, 2013, the 2013 Tuligtic Project NI 43-101 Technical Report filed on SEDAR, Almaden's news releases of June 15th and September 14th, 2015, and the Amended PEA). These test results show that standard gravity and flotation techniques could result in non-optimised gold and silver recoveries that are roughly equivalent for the limestone domain.  This preliminary test work indicates that leaching the combined gravity/flotation concentrate can be used to produce a silver-gold doré on site.  All geologic domains were tested using whole core composites selected to represent a range of grades.
Subsequent to the publication of the preliminary results, in 2014 and 2015, additional metallurgical work on new whole core composites, carried out at McClelland Laboratories Inc. in Reno, Nevada under the supervision of MMTS, focused on optimizing gravity, rougher flotation and leach results over a broader range of head grades in the limestone unit.  This test work continues to indicate overall process recoveries to average 90% for gold and silver for limestone hosted mineralisation.  Given the preliminary work to date on the minor volcanic and blackshale units, the Amended PEA report assumes recoveries of 90% for silver and 50% for gold.  Additional testwork is underway to optimise recoveries for these domains, both minor units in the Amended PEA mine plan.
Qualified Persons, Quality Control and Assurance
The following companies have undertaken work in preparation of the Amended PEA:
•	APEX Geoscience Ltd. (Exploration and Drill data QA/QC)
•	Giroux Consultants Ltd. (Mineral Resource Estimation)
•	Moose Mountain Technical Services (Overall Report Preparation, Mine Plan and Mineral Processing, Infrastructure and Financial Model)
•	Knight Piésold Ltd. (Geotechnical, Environmental, Rock and Tailings Management).

The independent qualified persons responsible for preparing the Ixtaca Preliminary Economic Assessment are; Jesse Aarsen, P.Eng. and Tracey Meintjes, P.Eng. of MMTS, Ken Embree, P.Eng. of KP, Kris Raffle, P.Geo. of APEX Geoscience Ltd., and Gary Giroux, M.A.Sc., P.Eng. of Giroux Consultants Ltd., all of whom act as independent consultants to the Company, are Qualified Persons as defined by National Instrument 43-101 ("NI 43-101").
QA/QC
The analyses used in the preparation of the mineral resource statement were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy ("AAS"). Samples that return values greater than 10 g/t gold using this technique are then reanalysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy ("ICP-AES"). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HFHNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden's quality assurance and control program which complies with National Instrument 43-101 requirements. In addition to the in-house QAQC measures employed by Almaden, Kris Raffle, P.Geo. of APEX Geoscience Ltd., completed an independent review of Almaden's drill hole and QAQC databases. The review included an audit of approximately 10% of drill core analyses used in the mineral resource estimate. A total of 10,885 database gold and silver analyses were verified against original analytical certificates. Similarly, 10% of the original drill collar coordinates and down hole orientation survey files were checked against those recorded in the database; and select drill sites were verified in the field by Kris Raffle, P.Geo. The QAQC audit included independent review of blank, field duplicate and certified standard analyses. All QAQC values falling outside the limits of expected variability were flagged and followed through to ensure completion of appropriate reanalyses. No discrepancies were noted within the drill hole database, and all QAQC failures were dealt with and handled with appropriate reanalyses. The mineral resource estimate referenced in this press release was prepared by Gary Giroux, P.Eng., an independent Qualified Person as defined by NI 43-101. All drill sections and related assay data from the 2013 drilling program used in the resource estimate have been posted to the Company's website.
Exploration Opportunities
The Ixtaca deposit is one of several exploration targets on the wholly owned Tuligtic property. The Tuligtic claim covers an area of high level epithermal clay alteration.  The project area is partially covered by volcanic ash deposits which mask underlying alteration, potential vein zones and associated soil responses. In areas devoid of this covering ash, soil sampling has defined several distinct zones of elevated gold and silver values and trace elements typically associated with epithermal vein systems.  The Ixtaca zone is one of the largest areas of gold/silver soil response but it is also one of the areas with the least ash cover on the project.  Management believes that the other altered and geochemically anomalous areas could represent additional zones of underlying quartz-carbonate epithermal veining like the Ixtaca zone.
The potential quantity and grade of these exploration targets is conceptual in nature.  There has been insufficient exploration and/or study to define these exploration targets as a Mineral Resource.  It is uncertain if additional exploration will result in these exploration targets being delineated as a Mineral Resource.  The potential quantity and grade of these exploration targets has not been used in the Amended PEA.

Upcoming / Outlook
The Company has initiated work towards a Pre-Feasibility Study.  Apart from further metallurgical studies (underway), the work completed includes geo-mechanical and geotechnical drilling, static geochemical test work to characterise rock chemistry and long lead time environmental and water monitoring.  Other work underway currently includes environmental baseline monitoring such as flora and fauna studies, climate monitoring, water quality sampling and surface water hydrology monitoring.
Risks and Uncertainties

Below are some of the risks and uncertainties that the Company faces.  For a full list of risk factors, please refer to the Company's Form 20-F filed on March 29, 2016.

Industry

The Company is engaged in the exploration and development of mineral properties, an inherently risky business.  There is no assurance that a mineral deposit will ever be discovered, developed and economically produced.  Few exploration projects result in the discovery of commercially mineable ore deposits.  If market conditions make financings difficult, it may be difficult for the Company to find joint venture partners or to finance development of its projects.  The Company may be unsuccessful in identifying and acquiring projects of merit.

Mineral resource estimates

The estimation of resources and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment.  No assurances can be given that the volume and grade of resources recovered and rates of production will not be less than anticipated.

The prices of Gold, Silver and other metals

The price of gold is affected by numerous factors including central bank sales or purchases, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, supply and demand, political, economic conditions and production levels.  In addition, the price of gold has been volatile over short periods of time due to speculative activities.

The price of silver is affected by similar factors and, in addition, is affected by having more industrial uses than gold, as well as sometimes being produced as a by-product of mining for other metals with its production thus being more dependent on demand for the main mine product than supply and demand for silver.  The prices of other metals and mineral products that the Company may explore for have the same or similar price risk factors.

Cash flows and additional funding requirements

The Company currently has no revenue from operations. Additional capital would be required to continue with advancement and development of its properties.  The sources of funds currently available to the Company are equity capital or the offering of an interest in its projects to another party. The Company currently has sufficient financial resources to undertake all of its currently planned programs.

Exchange rates fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. Dollar and the Canadian/Mexican Peso exchange rates, can impact cash flows.  The exchange rates have varied substantially over time. Most of the Company's expenses in Mexico are denominated in U.S. Dollars and Mexican Pesos.  Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which will impact financial results.  The Company does not engage in currency hedging to offset any risk of exchange rates fluctuation.

Environmental

The Company's exploration and development activities are subject to extensive laws and regulations governing environment protection.  The Company is also subject to various reclamation-related conditions.  Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms.  Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures.  Intense lobbying over environmental concerns by NGOs opposed to mining has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation.  The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

Laws and regulations

The Company's exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates.  These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly.  The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws and relies on its land men and legal counsel in both Mexico and Canada.

Title to mineral properties

While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title.  The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

Possible dilution to present and prospective shareholders

The Company's plan of operation, in part, contemplates the financing of its business by the issuance of securities and possibly, incurring debt.

Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.  Likewise, any debt, royalty, or streaming transaction would result in dilution, possibly substantial, to existing shareholders' exposure to the potential cash flows generated from the Company's projects.

Material risk of dilution presented by large number of outstanding share purchase options and warrants

At August 8, 2016, there were 7,451,000 stock options, 3,651,208 warrants and 45,944 finder's warrants outstanding.  Directors and officers hold 6,286,000 of the options and 1,165,000 are held by employees and consultants of the Company.  Directors and officers hold 300,000 of the warrants.

Trading volume

The relatively low trading volume of the Company's shares reduces the liquidity of an investment in its shares.

Volatility of share price

Market prices for shares of early stage companies are often volatile.  Factors such as announcements of mineral discoveries or discouraging exploration results, changes in financial results, and other factors could have a significant effect on share price.

Competition

There is competition from other mining companies with operations similar to Almaden.  Many of the companies with which it competes have operations and financial strength greater than the Company.

Dependence on management

The Company depends heavily on the business and technical expertise of its management.

Conflict of interest

Some of the Company's directors and officers are directors and officers of other natural resource or mining-related companies.  These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

Impairment of Exploration and Evaluation Assets

The Company assesses its exploration and evaluation assets quarterly to determine whether any indication of impairment exists.  Common indications of impairment, which is often judgemental, include but are not limited to, the right to explore the assets has expired or will soon expire and is not expected to be renewed, substantive expenditure of further exploration is not planned, or the results are not compelling enough to warrant further exploration by the Company.

At June 30, 2016, the Company concluded that no impairment indicators existed with respect to its exploration and evaluation assets.  An impairment of exploration and evaluation assets of $Nil for the three months ended June 30, 2016 (three months ended June 30, 2015 - $8,916) has been recognized.

Material Financial and Operations Information

Summary of Quarterly Results

The following is a summary of the Company's financial results for the last eight quarters:

Expressed In $CAD	Jun 2016 Quarter	Mar 2016 Quarter	Dec 2015 Quarter	Sep 2015 Quarter	Jun 2015 Quarter	Mar 2015 Quarter	Dec 2014 Quarter	Sep 2014 Quarter
	$	$	$	$	$	$	$	$
Total revenue	104,690	109,922	122,269	82,381	73,917	24,836	35,007	40,298
Net loss	(1,685,109)	(718,845)	(100,148)	1,760,048	(668,763)	(2,135,662)	(12,127,299)	(1,115,388)
Loss per share – basic	(0.02)	(0.01)	(0.01)	0.02	(0.01)	(0.03)	(0.19)	(0.01)
Loss per share – diluted	(0.02)	(0.01)	(0.01)	0.02	(0.01)	(0.03)	(0.19)	(0.01)
Income on exploration and evaluation assets	-	-	32,920	-	-	-	-	13,451
Write-down (recovery) of interests in exploration and evaluation assets	-	-	(11,130)	19,111	8,916	80,147	2,467,567	61,981
Share-based payments	1,252,350	-	219,240	289,000	-	442,500	60,000	193,500
Working capital	7,327,858	4,041,690	5,808,473	4,303,245	15,093,588	11,746,074	9,171,791	11,825,360
Total assets	40,829,627	37,364,168	38,215,348	34,947,418	44,751,481	45,598,116	42,018,646	52,444,106
Cash dividends declared	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Review of Operations and Financial Results

Results of Operations for the three months ended June 30, 2016 compared to the three months ended June 30, 2015

For the three months ended June 30, 2016, the Company recorded a net loss of $1,685,109 or $0.02 per share compared to a net loss of $668,763 or $0.01 per share for the three months ended June 30, 2015.  The increase in net loss of $1,016,346 was primarily a result of an increase in share-based payment of $1,252,350 which was partially offset by the decrease in general and administrative expenses, general exploration expenses, loss on investment in associate and impairment of marketable securities.  The Company did not impair its investment in associates nor exploration and evaluation assets as these assets were spun-out to Almadex at fair value.

Because the Company is an exploration company, it has no revenue from mining operations.  The revenue of $104,690 during the quarter ended June 30, 2016 consisted of interest income and administrative service fees.  The revenue during the quarter ended June 30, 2015 of $73,917 consisted of interest income and other income.  The decrease in interest income was the result of lower cash balances available for investment.  The increase in other income was the result of administrative service fees charged to Almadex that did not occur in the three month ended June 30, 2015.  The other income during the three months ended June 30, 2015 related to royalty income earned from the Elk Property.

General and administrative expenses were $510,554 during the three months ended June 30, 2016 (June 30, 2015 - $622,894).  The decrease in general and administrative expenses of $112,340 is mainly the result of decreases in professional fees, travel and promotion, transfer agent fees and depreciation due to assets spun-out to Almadex.  The decrease in general and administrative expenses was offset by the increases in salaries and benefits as the Chairman and the CEO's salaries were recorded in general and administrative expenses to closer reflect their functions to operate a public company rather than general exploration services.

General exploration expenses of $1,467 were incurred in the three months ended June 30, 2016, compared to $131,147 for the three months ended June 30, 2015.  These expenditures vary according to management decisions on work to be done on any property.  The Chairman and the CEO's salaries of $126,250 were recorded in salaries and benefits in general and administrative expenses rather than general exploration expenses in 2016.

Significant non-cash items in the quarter ended June 30, 2016 compared to June 30, 2015 include share-based payments of $1,252,350 (June 30, 2015 - Nil) and the impairment of marketable securities of $Nil (June 30, 2015 - $81,000).  Share-based payments are recognized on the grant of stock options.  The impairment of marketable securities relates to significant or prolonged losses of equity securities held by the Company.

Results of Operations for the six months ended June 30, 2016 compared to the six months ended June 30, 2015

For the six months ended June 30, 2016, the Company recorded a net loss of $2,403,954 or $0.03 per share compared to a net loss of $2,804,425 or $0.04 per share for the six months ended June 30, 2015.  The decrease in net loss of $400,471 was primarily a result of expenses in 2015 related to the spun-out asset that incurred an impairment charge against the investment in Gold Mountain of $470,700, write-down of exploration and evaluation assets of $89,063, impairment of marketable securities of $162,000 and loss on investment in associate of $ 95,892.  During the six month ended June 30, 2016, the Company did not impair its investment in associates nor exploration and evaluation assets as these assets were spun-out to Almadex at fair value.

Because the Company is an exploration company, it has no revenue from mining operations.  The revenue of $214,612 during the six months ended June 30, 2016 consisted of interest income and administrative service fees.  The revenue during the six months ended June 30, 2015 of $98,753 consisted of interest income and other income.  The decrease in interest income was the result of lower cash balances available for investment in 2016.  The increase in other income was the result of administrative service fees charged to Almadex compared to royalty income earned during the six months ended June 30, 2015.

General and administrative expenses were $1,230,432 during the six months ended June 30, 2016 (June 30, 2015 - $1,390,586).  The decrease in general and administrative expenses of $160,154 is mainly the result of the decreases in professional fees, stock exchange fees, and depreciation as a result of the corporate reorganization completed in 2015.  The increase in salaries was due to the Chairman and the CEO's salaries recorded in salaries and benefits to reflect their functions related to operating a public company rather than general exploration services.

General exploration expenses of $1,467 were incurred in the six months ended June 30, 2016, compared to $267,995 for the six months ended June 30, 2015.  The decrease in general exploration expense of $266,528 relates to the Chairman and the CEO's salaries of $252,500 that is recorded in salaries and benefits in general and administrative expenses rather than general exploration expenses.  General exploration expenses have declined to allow the Company to focus on the Tuligtic project and conserve capital.

Significant non-cash items in the six months ended June 30, 2016 compared to June 30, 2015 include share-based payments of $1,252,350 (June 30, 2015 - $442,500), the impairment of investment in associate $Nil (June 30, 2015 - $470,700), the impairment of marketable securities of $Nil (June 30, 2015 - $162,000), the impairment of exploration and evaluation assets of $Nil (June 30, 2015 - $89,063).  Share-based payments are recognized on the grant of stock options.  The impairment of investment in associate relates to the significant or prolonged decline in fair value of the shares of Gold Mountain. Impairment of marketable securities relates to significant or prolonged losses of equity securities held by the Company. Impairment of exploration and evaluation assets fluctuate period to period based on management's evaluation of the carrying value of each exploration and evaluation asset held at the time.

Liquidity and Capital Resources

At June 30, 2016, the Company had working capital of $7,327,858 including cash and cash equivalents of $7,201,331 compared to working capital of $15,043,840 including cash and cash equivalents of $9,495,620 at June 30, 2015.  The decline in working capital of $7,715,982 is mainly due to assets classified as held for sale related to working capital spun-out to Almadex.

The Company has a deferred income tax liability in the amount of $1,434,882.  The deferred income tax liability relates to the Mexican income tax and Special Mining Duty associated with the Ixtaca Project.

Management believes that the Company's cash resources are sufficient to meet its working capital and mineral exploration requirements for its next fiscal year.  On May 25, 2016, the Company closed a non-brokered private placement for gross proceeds of $4,359,260.  Furthermore, on July 19, 2016, the Company raised $6,914,080 through the exercise of 4,376,000 warrants with an exercise price of $1.58. As at August 8, 2016, Almaden has a cash treasury of approximately $13.6 million. Management has a proven track record to be able to raise money even in a very challenging financial marketplace as evident in the private placements during 2015 and 2016.

Three months ended June 30, 2016

Net cash used in operating activities during the three months ended June 30, 2016, was $739,170 (2015 - $725,576), after adjusting for non-cash activities.

Net cash used in investing activities during the three months ended June 30, 2016, was $611,299 (2015 - $1,066,048).  Significant items include expenditures on exploration and evaluation assets of $598,035 (2015 - $1,067,364).

Net cash from financing activities during the three months ended June 30, 2016, was $4,239,300 (2015 -$Nil) as a result of a non-brokered private placement that closed on May 25, 2016.

Management estimates that the current cash position and potential future cash flows from in the money stock options and warrants will be sufficient for the Company to carry out its anticipated exploration and operating plans for the foreseeable future.  There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives.

Six months ended June 30, 2016

Net cash used in operating activities during the six months ended June 30, 2016, was $1,739,568 (2015 - $1,611,333), after adjusting for non-cash activities.  The increase in cash used in operating activities from the six months ended 2016 compared to the six months ended 2015 relates to changes in non-cash working capital components of accounts receivable and prepaid expenses and accounts payable.

Net cash used in investing activities during the six months ended June 30, 2016, was $1,521,179 (2015 - $2,231,221).  Significant items include expenditures on exploration and evaluation assets of $1,225,890 (2015 - $2,230,534) and $282,025 (2015 - $Nil) on mill equipment deposit.

Net cash from financing activity during the six months ended June 30, 2016, was $4,239,300 (2015 -$5,165,576 a non-brokered private placement closed on February 11, 2015) as a result of a non-brokered private placement that closed on May 25, 2016.

Management estimates that the current cash position and potential future cash flows from in the money stock options and warrants will be sufficient for the Company to carry out its anticipated exploration and operating plans for the foreseeable future.  There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives.

Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number of Common Shares Issued & Outstanding	Share Capital Amount
December 31, 2014	68,728,321	$87,083,931
December 31, 2015	78,062,984	$83,757,687
August 8, 2016	85,968,494	$95,071,000

Share issuances during fiscal 2016

During the period ended August 8, 2016, the Company received $7,157,851 on the exercise of 4,627,867 warrants.

During the period ended August 8, 2016, the Company received $20,550 on the exercise of 15,000 options.

On May 25, 2016, the Company closed a non-brokered private placement by the issuance of 3,229,082 units at a price of $1.35 per unit for gross proceeds to the Company of $4,359,260. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant.  Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.00 per share until November 25, 2018.  A finder's fee of $147,925 in cash and finders' warrants to purchase up to 45,944 common shares at a price of $1.44 per common share until November 25, 2018 was paid on a portion of the placement. The fair value of the finders' warrants was $17,918. In connection with the private placement, the Company also incurred $119,689 in share issue costs.  The proceeds of the private placement were allocated entirely to share capital.

The following table summarizes information about warrants outstanding at August 8, 2016:

	Exercise	Dec 31,				August 8,
Expiry date	price	2015	Issued	Exercised	Expired	2016
February 11, 2016	*$1.76	2,210,000	-	-	(2,210,000)	-
February 11, 2016	*$1.12	49,410	-	-	(49,410)	-
July 17, 2016	*$1.58	4,376,000	-	(4,376,000)	-	-
July 17, 2016	*$1.32	186,000	-	-	(186,000)	-
November 17, 2017	$1.00	2,253,334	-	(216,667)	-	2,036,667
November 17, 2017	$0.77	35,200	-	(35,200)	-	-
November 25, 2018	$2.00	-	1,614,541	-	-	1,614,541
November 25, 2018	$1.44	-	45,944	-	-	45,944
Warrants outstanding and exercisable		9,109,944	1,660,485	(4,627,867)	(2,445,410)	3,697,152
Weighted average exercise price		$1.47	$1.98	$1.55	$1.71	$1.44

* On August 28, 2015, the Company adjusted the exercise price on outstanding warrants proportionately to reflect the value transferred to Almadex.

The table in Note 8(b) to the consolidated financial statements summarizes information about warrants outstanding at June 30, 2016.

The table in Note 8(c) to the consolidated financial statements summarizes information about stock options outstanding at June 30, 2016.

The following table summarizes information about stock options outstanding at August 8, 2016:

Expiry date	Exercise price	Dec 31, 2015	Granted	Exercised	Expired / cancelled	August 8, 2016
May 6, 2016	*$1.33	65,000	-	-	(65,000)	-
June 8, 2016	*$2.89	2,145,000	-	-	(2,145,000)	-
July 14, 2016	*$1.37	130,000	-	(120,000)	(10,000)	-
August 15, 2016	*$2.57	150,000	-	-	-	150,000
October 10, 2016	*$1.23	150,000	-	-	-	150,000
January 6, 2017	*$0.98	1,180,000	-	-	-	1,180,000
May 4, 2017	*$1.91	200,000	-	-	-	200,000
June 8, 2017	*$1.98	75,000	-	-	-	75,000
August 26, 2017	*$0.74	1,445,000	-	-	-	1,445,000
September 11, 2017	*$2.31	500,000	-	-	-	500,000
November 22, 2017	*$2.22	100,000	-	-	-	100,000
April 4, 2018	*$1.74	90,000	-	-	-	90,000
May 6, 2018	$1.41	-	100,000	-	-	100,000
June 8, 2018	$1.44	-	1,915,000	-	-	1,915,000
June 18, 2018	*$1.46	250,000	-	-	-	250,000
June 29, 2018	$1.71	-	15,000	-	-	15,000
December 11, 2018	$0.72	756,000	-	-	-	756,000
January 2, 2019	*$1.04	375,000	-	-	-	375,000
July 2, 2019	*$1.32	150,000	-	-	-	150,000
Options outstanding and exercisable		7,761,000	2,030,000	(120,000)	(2,220,000)	7,451,000
Weighted average exercise price		$1.65	$1.44	$1.37	$2.84	$1.25

* On August 20, 2015, the Company adjusted the exercise price on outstanding stock options proportionately to reflect the value transferred to Almadex.

As of date of this MD&A, there were 85,968,494 common shares issued and outstanding and 97,116,646 common shares outstanding on a diluted basis.

Environmental Provisions and Potential Environmental Contingency

The Company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and generally becoming more restrictive.  The Company conducts its operations so as to protect public health and the environment and believes its operations are in compliance with all applicable laws and regulations.  The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The Company estimates that future reclamation and site restoration costs based on the Company's exploration activities to date are not significant however the ultimate amount of reclamation and other future site restoration costs to be incurred in the future is uncertain.

Off-Balance Sheet Arrangements

None

Contractual Commitments

The Company has entered into an operating lease for office premises through August 30, 2017.

On January 29, 2013, the Company entered into contracts with its Chairman and President for an annual remuneration of $240,000 and $265,000 respectively effective January 1, 2013, for two years, which was renew for two additional successive terms of 24 months.  Effective December 31, 2015, the Chairman's contract was mutually terminated and effective January 1, 2016, the Company and the Chairman entered into a new contract for an annual remuneration of $240,000 for two years, renewable for two additional successive terms of 24 months ending Dec 31, 2021.

As at June 30, 2016, the remaining payments for the executive contract and the operating lease are due as follows:

	2016	2017	2018	2019	2020	Total

Office lease	$66,110	$88,147	$-	$-	$-	$154,257
Executive contracts	252,500	505,000	505,000	240,000	240,000	1,742,500
	$318,610	$593,147	$505,000	$240,000	$240,000	$1,896,757

Proposed Transactions

None

Transactions with Related Parties

(a)     Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer and the Vice President of Corporate Development.  The aggregate compensation paid or payable to key management for services is as follows:

Three months ended June 30, 2016	Fees	Share-based Payments	Total

Chairman	$60,000	$310,000	$370,000
President & CEO	66,250	434,000	500,250
CFO	46,250	93,000	139,250
VP Corporate Development	43,750	12,400	56,150
Directors	-	124,000	124,000
	$216,250	$973,400	$1,189,650

Six months ended June 30, 2016	Fees		Share-based Payments (ii)	Total

Chairman	$120,000		$310,000	$430,000
President & CEO	132,500		434,000	566,500
CFO	92,500		93,000	185,500
VP Corporate Development	87,500		12,400	99,900
Directors	48,000	(iv)	124,000	172,000
	$480,500		$973,400	$1,453,900

Three months ended June 30, 2015	Fees		Share-based Payments	Total

Chairman	$60,000	(i)	$-	$60,000
President & CEO	66,250		-	66,250
CFO	46,250		-	46,250
VP Corporate Development	43,705		-	43,705
Directors	-		-	-
	$216,205		$-	$216,205

Six months ended June 30, 2015	Fees		Share-based Payments (iii)	Total

Chairman	$120,000	(i)	$82,500	$202,500
President & CEO	132,500		131,250	263,750
CFO	92,500		-	92,500
VP Corporate Development	87,410		-	87,410
Directors	48,000	(iv)	46,875	94,875
	$488,410		$260,625	$741,035

(i)	During the three and six months ended June 30, 2015, Hawk Mountain Resources Ltd. ("Hawk Mountain"), a private company of which the Chairman of the Company is a shareholder, was paid $60,000 and $120,000 respectively for geological services provided to the Company and is recorded in general exploration expenses.

(ii)	Comprised of 1,570,000 options granted pursuant to the Company's stock option plan during the period, all of which vested on the grant date. The value of the option-based awards is based on the fair value of the awards ($0.62) calculated using the Black-Scholes model at the June 8, 2016 grant date.

(iii)	Comprised of 695,000 options granted pursuant to the Company's stock option plan during the period, all of which vested on the grant date. The value of the option-based awards is based on the fair value of the awards ($0.375) calculated using the Black-Scholes model at the January 6, 2015 grant date.

(iv)	Directors' fees are paid once a year.

(b)     Almadex Minerals limited

During the three and six months ended June 30, 2016, the Company received $97,257 and $198,045 respectively (2015 - $Nil) from Almadex for administrative services fees included in other income.

During the three and six months ended June 30, 2016, the Company accrued $Nil and $38,816 respectively (2015 - $Nil and $134,308) payable to Almadex for drilling equipment rental services in Mexico.

(c)    Other related party transactions

During the three and six months ended June 30, 2016, the Company employed a person related to the Chairman for a salary of $8,450 and $16,900 respectively less statutory deductions (three and six months ended June 30, 2015 - $10,400 and $20,800 respectively) for marketing and administrative services provided to the Company.

Financial Instruments

The fair values of the Company's cash and cash equivalents, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and commodity and equity price risk.

(a)	Currency risk

The Company's property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar, the US dollar and Mexican peso.  The Company does not invest in foreign currency contracts to mitigate the risks.

As at June 30, 2016, the Company is exposed to foreign exchange risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$549,868	$180,687
Accounts receivable and prepaid expenses	-	144,502
Total assets	$549,868	$325,189

Trade and other payables	$148,143	$1,373
Total liabilities	$148,143	$1,373

Net assets	$401,725	$323,816

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company's net loss by $40,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company's net loss by $32,000.

(b)	Credit risk

The Company's cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates during the twelve months following the statement of financial position date.  The Company's excise tax included in accounts receivable and prepaid expenses consists primarily of sales tax due from the federal government of Canada.  The Company is exposed to credit risks through its accounts receivable.
To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at June 30, 2016, the Company's maximum exposure to credit risk is the carrying value of its cash and cash equivalents and accounts receivable.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposes to varying interest rates on cash and cash equivalents. The Company has no interest bearing debt.

A 1% change in the interest rate would change the Company's net loss by $60,000.
(e)	Commodity and equity price risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company monitors gold prices to determine the appropriate course of action to be taken by the Company.  Equity price risk is defined as the potential adverse impact on the Company's performance due to movements in individual equity prices or general movements in the level of the stock market.

Management of Capital

The Company considers its capital to consist of components of equity.  The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends.  The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future.

Subsequent Events

The Company received $6,914,080 and $116,667 on the exercise of 4,376,000 and 116,667 warrants with an exercise price of $1.58 and $1.00 respectively.

In accordance with the Company's stock option plan, options holders exercised 105,000 stock options on a cashless basis at an exercise price of $1.37.

Significant Accounting Judgments and Estimates

The preparation of these condensed consolidated interim financial statements requires management to make judgements and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these judgements and estimates.  The condensed consolidated interim financial statements include judgements and estimates which, by their nature, are uncertain.  The impacts of such judgements and estimates are pervasive throughout the condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgements and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o	The assessment that the Company has significant influence over the investment in Gold Mountain Mining Corporation ("Gold Mountain") which results in the use of the equity method for accounting for this investment. In making their judgement, management considered its percentage ownership, the composition of the Board of Directors of Gold Mountain, the common directors and management between Gold Mountain and the Company and the intercompany transactions and relationship with Gold Mountain and concluded that significant influence exists

o	The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant, the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

o	The determination that the carrying amount of the Tuligtic Project will be recovered through use rather than.

Estimates

o	The recoverability of accounts receivable which is included in the consolidated statements of financial position;

o	The carrying value of the marketable securities and the recoverability of the carrying value which are included in the consolidated statements of financial position;

o	The carrying value of investment in associate, and the estimated annual gains or losses from income and dilution, and the recoverability of the carrying value which is included in the consolidated statements of financial position;

o	The estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of comprehensive loss;

o	The estimated value of the exploration and development costs which is recorded in the statements of financial position;

o	The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of finders' warrants. Certain inputs into the model are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company's control;

o	The provision for income taxes which is included in the consolidated statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the consolidated statement of financial position;

o	The assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those assets where applicable;

o	The estimated fair value of contingent share payments receivable in the event that Gold Mountain achieves some or all of the specified resource and production levels;

o	The estimated fair value of contingent share payments receivable in the event that Goldgroup Mining Inc. achieves some or all of the specified resource and production levels.

Application of new and revised accounting standards effective January 1, 2016

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the annual audited consolidated financial statements for the year ended December 31, 2015, with the exception of the following new accounting standards and amendments which the Company adopted and are effective for the Company's interim and annual consolidated financial statements commencing January 1, 2016:

IFRS 7: Amended to require additional disclosures on transition from IAS 39 and IFRS 9.

The following new accounting standards and amendments are effective for future periods and have not been adopted by the Company:

Revenue recognition

IFRS 15 - In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently considering the impact, if any, of the standard on its future consolidated financial statements.

Financial instruments

IFRS 9 - In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently considering the impact, if any, of the final standard on its future consolidated financial statements.

Leases

IFRS 16 - In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements. The Company is currently considering the impact, if any, of the standard on its future consolidated financial statements.

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") are responsible for establishing and maintaining adequate disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company, with the participation of the CEO and CFO, has evaluated the effectiveness of the Company's disclosure controls and procedures as at June 30, 2016, as required by Canadian securities law.  Based on that evaluation, the CEO and the CFO have concluded that, as of June 30, 2016, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws were recorded, processed, summarized and reported within the time period specified by those laws and that material information was accumulated and communicated to management of the Company, including the CEO and the CFO, as appropriate to allow for accurate disclosure to be made on a timely basis.

Internal Controls Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Internal control over financial reporting includes those policies and procedures that:

a)	pertains to the maintenance of records that in reasonable details accurately and fairly reflect the transactions and dispositions of the assets of the Company.
b)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company, and
c)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company assesses annually, its controls over financial reporting; however it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.  Based on evaluations performed of the Company's internal controls over financial reporting, the CEO and CFO concluded that as of the end of the period covered by this report, the Company's internal controls over financial reporting were effective and were operating at a reasonable assurance level.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the quarter ended June 30, 2016 that has materially affected, or that is reasonably likely to materially affect, the Company's internal control over financial reporting.

Information on the Board of Directors and Management

Directors:
Duane Poliquin, P.Eng
Morgan Poliquin, P.Eng, Ph.D
Jack McCleary, P.Geol
Gerald Carlson, Ph.D, P.Eng
Joseph Montgomery, Ph.D, P.Eng
Mark T. Brown, CPA, CA
William J. Worrall, Q.C.

Audit Committee members:
Mark T. Brown, CPA, CA
Gerald Carlson, Ph.D, P.Eng
William J. Worrall, Q.C.

Compensation Committee members:
Jack McCleary, P.Geol
Gerald Carlson, Ph.D, P.Eng
William J. Worrall, Q.C.
Mark T. Brown, CPA, CA

Nominating & Corporate Governance Committee members:
Jack McCleary, P.Geol
Gerald Carlson, Ph.D, P.Eng
William J. Worrall, Q.C.

Management:
Duane Poliquin, P.Eng – Chairman
Morgan Poliquin, P.Eng, Ph.D – Chief Executive Officer, President
Korm Trieu, CPA, CA – Chief Financial Officer
Douglas McDonald, M.A.Sc, B.Com. – Vice President, Corporate Development